Prudential Investment Portfolios 11
Final period ending 5/3/11
File Number 811-03264


Sub-Item 77D
Policies With Respect to Security Investment

PRUDENTIAL INVESTMENT PORTFOLIOS 11
Prudential Government Securities Money Market Fund


Supplement Dated December 6, 2010 to the
Prospectus and Statement of Additional Information dated January
29, 2010
 and Summary Prospectus dated February 16, 2010


Important Information: Redemption of All Shares of
Prudential Government Securities Money Market Fund

         At a recent meeting, the Board of Trustees of Prudential Investment Portfolios 11 determined that it was in the best interest of shareholders for the Prudential Government Securities Money
Market Fund (the Fund) to cease operations.  Accordingly, the
Board approved a proposal to redeem all of the outstanding shares of the Fund. Under the proposal, shareholders of the Fund will receive payments equivalent to the net asset value of their shares as of the redemption date. The redemption is scheduled to take place on or about May 3, 2011 and payments will be sent to shareholders as soon as practicable thereafter. Shortly before that date, in the discretion of portfolio management, in preparation for the redemption of the Fund's shares, the Fund's assets will be liquidated and the Fund will cease to pursue its investment objective.

         At any time prior to the redemption date, shareholders may redeem their shares and receive the net asset value thereof, pursuant to the procedures set forth in the Prospectus.

         The Fund will remain open to investors until the redemption date, which is scheduled for on or about May 3, 2011.

       You may be subject to federal, state, local or foreign taxes on redemptions of Fund shares. You should consult your tax adviser for information regarding all tax consequences applicable to your investments in the Fund.